Exhibit 99.a

FOR IMMEDIATE RELEASE

January 16, 2006

NOVA Chemicals announces further delay
of Corunna, Ontario, facility start-up

Pittsburgh, PA – NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that the full operation of its Corunna, Ontario, ethylene manufacturing facility has been further delayed due to another failure of a compressor seal during the start-up process.

As a result of the delay, the company has extended the force majeure on ethylene, propylene, crude C4s and other co-products from Corunna and on polyethylene from its Sarnia area plants.  The force majeure will remain in place until the plants return to normal operating rates and inventory levels.  Start-up is now expected in early to mid-February.

NOVA Chemicals continues to work closely with all impacted customers to manage the effects of the extended outage. The company is maximizing ethylene shipments from Joffre, Alberta, via the Cochin pipeline in order to increase polyethylene production at Sarnia area sites. NOVA Chemicals has been operating the crude oil processing unit at its Corunna site at approximately 50% rates since October 20, 2005.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel:  +1 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: +1 412.490.5070

E-mail: chris.bezaire@novachem.com

Forward-Looking Information

The information in this news release contains forward-looking statements, including that start-up of NOVA Chemicals’ Corunna, Ontario ethylene manufacturing facility is expected in early to mid-February. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: uncertainties regarding external factors beyond NOVA Chemicals’ control; uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; the impact of competition; changes in customer demand; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.